November 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Luna Bloom
Christine Davis
Joyce Sweeney

Re:	Barracuda Networks, Inc.
Registration Statement on Form S-1
File No. 333-191510
Acceleration Request
Requested Date: November 5, 2013
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Barracuda Networks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-191510) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Allison B. Spinner at (650) 565-3765.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Securities and Exchange Commission

November 1, 2013

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

Barracuda Networks, Inc.

/s/ William D. Jenkins, Jr.

William D. Jenkins, Jr.

Chief Executive Officer

cc:	Diane C. Honda
Barracuda Networks, Inc.

Jeffrey D. Saper
Allison B. Spinner
Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson
Jeffrey R. Vetter
William L. Hughes
Fenwick & West LLP

David A. Cabral
Matthew A. Taggart
Ernst & Young LLP

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

November 1, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Barbara Jacobs, Assistant Director
Luna Bloom, Staff Attorney
Christine Davis, Assistant Chief Accountant
Joyce Sweeney, Staff Accountant

Re:	Barracuda Networks, Inc.
Registration Statement on Form S-1 File No. 333-191510

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 23, 2013 and the date hereof, 4,726 copies of the Preliminary Prospectus of Barracuda Networks, Inc. (the “Registrant”) dated October 23, 2013 were distributed as follows by the underwriters:

•	1,967 copies to prospective underwriters/dealers;

•	2,459 copies to institutional and other investors; and

•	300 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Securities Act”).

Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4 p.m. Eastern Time on November 5, 2013, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Nicole Irvin

Name: Nicole Irvin
Title: Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Chris Roberts

Name: Chris Roberts
Title: Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Frank Walters

Name: Frank Walters
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]